EXHIBIT 99.1

B2Gold Announces Positive Exploration Drilling Results from the Fekola Regional Area

VANCOUVER, British Columbia, April 27, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce additional positive exploration drilling results from the Fekola Regional area in Mali, located approximately 25 kilometers (“km”) north and northeast of the Fekola Mine. The Fekola Regional area, comprised of the Anaconda Area (Bantako North and Menankoto permits), the Bakolobi permit, and the Dandoko permit, forms part of the Fekola Complex, which also includes the Medinandi permit that hosts the Fekola Mine and the Cardinal Zone.

Highlights

  At the Mamba Zone, exploration drilling in 2023 has been focused on saprolite mineral resource conversion and expanding high grade sulphide mineralization shoots.
    Hole MSD_241 returned 8.60 grams per tonne (“g/t”) gold over 46.40 meters (“m”) from 443.30 m (sulphide), further establishing the continuity of the high grade sulphide shoot in Mamba Main Zone. Hole MSD_241 is one of the highest gram-meter intercepts drilled to date at the Anaconda Area.
  At the Cobra and Taipan zones, mineralization is defined over an 8-kilometer strike extent, from the southern portion of the Menankoto permit and continuing on to the Bakolobi permit.
    Hole BKR_165 returned 5.01 g/t gold over 13.00 m from 57.00 m including 7.05 g/t gold over 9.00 m from 61.00 m (sulphide). The Cobra and Taipan zones remain open both along strike and at depth.
  At the Dandoko permit, infill drilling has validated the known high grade saprolite zone at Seko and defined additional sulphide mineralization.
    Hole DDSK23_159 returned 4.40 g/t gold over 51.00 m from 44.00 m (saprolite), and hole DDSK23_154 returned 4.57 g/t gold over 36.50 m from 82.00 m (sulphide). Drilling at Dandoko will continue with the objective to expand known saprolite and sulphide mineralization.
  An updated Anaconda Area Mineral Resource estimate, incorporating an additional approximately 120,000 meters of drilling, is underway and anticipated to be completed in Q2 2023.
    To allow for incorporation of this updated resource estimate, the engineering study of a stand-alone mill and oxide processing facilities at Fekola Regional (Anaconda Area) is now expected in the fourth quarter of 2023. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide material sources including the Fekola Pit, Fekola Underground, Cardinal Pit, and the Bantako North, Menankoto, Bakolobi and Dandoko permits.

2023 Mali Exploration Drilling Program

In 2023, B2Gold is conducting a $35 million exploration program on the Fekola Complex. The initial focus of this year’s 178,000 m drill program has been the Anaconda Area, which includes the Mamba, Adder, Anaconda, Cascabel, Boomslang, Taipan and Cobra zones.

Of the 85,000 m of drilling completed to date in 2023, approximately 39,000 m of infill drilling has been allocated to the Anaconda Area to facilitate an upgrade of the Inferred portion of the March 2022 Mineral Resource estimate to an Indicated category. Assays from this infill drilling program have been received and are being incorporated into to an updated Mineral Resource estimate, scheduled for completion by the end of the second quarter of 2023.

Figure 1. Fekola Complex Overview.

N
BANTAKO NORD
ANACONDA
MENANKOTO
BAKOLOBI
BAKOLOBI
MEDINANDI
CARDINAL
FEKOLA MINE
BATALE OUEST
KOLOMBA
MOUSSALA
DANDOKO
DANDOKO
SARI
KOSSAYA
KANDIOLE SUD
Senegal
Mali
B2 Licences

Anaconda Area Exploration

Mamba Zone (Bantako North and Menankoto permits)

As a significant contributor to the combined mineral resources in the Anaconda Area, Mamba has been the subject of a focused campaign of infill drilling, with approximately 30% of the 17,992 m completed to date in 2023 being directed at resource class conversion within the oxide portions of Mamba. In addition, exploration for high grade sulphide mineralization continues to be an important part of the 2023 drilling program. Hole MSD_241 returned 8.60 g/t gold over 46.40 m, from 443.30 m (sulphide) and Hole BND_135 returned 5.87 g/t gold over 22.40 m, from 335.70 m (sulphide). These holes are consistent with previous intercepts in the high grade shoot below the March 2022 Mineral Resource pit boundary and will form the basis for follow up drilling later in 2023. Mineralization remains open along this shallow plunging zone.

Figure 2. Mamba Zone Long Section (Facing West).

Select new results from the Mamba Zone exploration drilling include:

HoleID	From	To	Meters	Gold (g/t)	Domain
MSD_241	443.30	489.70	46.40	8.60	Sulphide
MSD_244	92.90	119.10	26.20	1.24	Sulphide
Incl	92.90	97.40	4.50	2.07	Sulphide
and	170.00	181.00	11.00	2.65	Sulphide
MSD_246	37.70	59.32	21.62	1.30	Saprolite
and	59.32	90.00	30.68	0.95	Sulphide
Incl	75.00	90.00	15.00	1.25	Sulphide
and	164.15	188.40	24.25	1.74	Sulphide
Incl	174.30	181.60	7.30	4.28	Sulphide
and	360.30	371.00	10.70	5.21	Sulphide
BND_129	320.00	351.50	31.50	2.72	Sulphide
Incl	320.00	337.00	17.00	4.28	Sulphide
BND_132	475.82	487.66	11.84	3.69	Sulphide
BND_135	335.70	358.10	22.40	5.87	Sulphide

Note: Sulphide composites above 0.6 g/t gold cutoff, applying a maximum internal dilution of 5 m. Higher grade including intervals are reported above a cutoff of 1.0 g/t gold, applying a maximum internal dilution of 3 m. Saprolite composites are reported above a 0.2 g/t gold cutoff, applying a maximum internal dilution of 3 m. Results are uncapped. True width not known at this time.

Cobra and Taipan Zones (Menankoto and Bakolobi permits)

Year to date, 19,700 m of drilling have been completed on Cobra, the majority of which will contribute to the upgrade of the existing Inferred Mineral Resource estimate from March 2022. Much of this drilling has been completed on the Bakolobi portion of the Cobra Zone, which adds additional strike extent to the dimensions of Cobra relative to the March 2022 Mineral Resource estimate.

The Cobra Zone was previously documented over 8 km of known strike extent, from Menankoto to the southern end of the Bakolobi permit. The southernmost 2.5 km of the Cobra Zone are now believed to be a separate structure, which is currently being explored as the Taipan Zone. Recent drilling on Cobra and Taipan have returned encouraging intervals of saprolite and sulphide mineralization. Hole BKR_165 returned 5.01 g/t gold over 13.00 m, from 57.00 m (sulphide) and Hole BKR_233 returned 1.74 g/t gold over 33.00 m, from 74.00 m (sulphide).

Figure 3. Cobra Zone Long Section (Facing West).

Select results from the Cobra Zone exploration drilling include:

HoleID	From	To	Meters	Gold (g/t)	Domain
MSD_250	145.40	163.92	18.52	1.26	Saprolite
MSR_1092	87.00	116.00	29.00	1.15	Saprolite
MSR_1240	123.00	151.00	28.00	1.72	Saprolite
MSR_1180	28.00	62.00	34.00	1.14	Saprolite
BKR_0189	32.00	39.00	7.00	1.54	Sulphide
BKR_240	129.00	136.00	7.00	2.37	Sulphide
BKR_241	137.00	160.00	23.00	1.84	Sulphide
BKR_242	102.00	114.00	12.00	5.96	Sulphide

Note: Sulphide composites above 0.6 g/t gold cutoff, applying a maximum internal dilution of 5 m.   Higher grade including intervals are reported above a cutoff of 1.0 g/t gold, applying a maximum internal dilution of 3 m. Saprolite composites are reported above a 0.2 g/t gold cutoff, applying a maximum internal dilution of 3 m. Results are uncapped. True width not known at this time.

Select results from the Taipan Zone exploration drilling include:

HoleID	From	To	Meters	Gold (g/t)	Domain
BKR_0086	32.00	41.00	9.00	7.69	Sulphide
BKR_0147	38.00	49.00	11.00	2.94	Sulphide
BKR_0150	32.00	43.00	11.00	11.30	Saprolite
BKR_0165	57.00	70.00	13.00	5.01	Sulphide
Incl	61.00	70.00	9.00	7.05	Sulphide
BKR_0233	74.00	107.00	33.00	1.74	Sulphide

Note: Sulphide composites above 0.6 g/t gold cutoff, applying a maximum internal dilution of 5 m.   Higher grade including intervals are reported above a cutoff of 1.0 g/t gold, applying a maximum internal dilution of 3 m. Saprolite composites are reported above a 0.2 g/t gold cutoff, applying a maximum internal dilution of 3 m. Results are uncapped. True width not known at this time.

Dandoko Exploration

On the Dandoko permit, 27,300 m of reverse circulation and diamond drilling has been completed to date in 2023. Selective infill drilling was completed on Seko 1 and 2 zones to help inform the new B2Gold resource model. Drilling continues to focus on saprolite mineralization, however Hole DDSK23_154 returned 4.57 g/t gold over 36.50 m, from 82.00 m (sulphide), including 9.95 g/t gold over 6.70 m, from 102.50 m (sulphide), warranting follow-up drilling in 2023 with the goal of expanding known sulphide mineralization.

Figure 4. Seko 1 Zone Long Section (Facing West).

Figure 5. Seko 2 Zone Long Section (Facing West).

Select results from the Dandoko exploration drilling include:

HoleID	From	To	Meters	Gold (g/t)	Domain
DDSK23_151	92.00	125.00	33.00	1.42	Saprolite
DDSK23_152	79.30	85.10	5.80	25.73	Saprolite
DDSK23_153	46.20	69.00	22.80	3.00	Saprolite
DDSK23_159	44.00	95.00	51.00	4.40	Saprolite
Incl	49.20	78.30	29.10	6.29	Saprolite
DDSK23_161	77.00	87.00	10.00	3.08	Saprolite
RCSK22_410	53.00	79.00	26.00	1.35	Saprolite
RCSK22_412	26.00	99.00	73.00	1.55	Saprolite
RCSK22_433	93.00	127.00	34.00	2.07	Saprolite
RCSK22_441	79.00	132.00	53.00	7.00	Saprolite
RDSK22_147	147.80	181.00	33.20	6.27	Saprolite
RDSK23_149	84.80	119.00	34.20	1.09	Saprolite
DDSK23_150	124.00	137.40	13.40	3.00	Sulphide
and	150.00	170.62	20.62	1.95	Sulphide
and	205.00	238.00	33.00	1.75	Sulphide
Incl	205.00	210.00	5.00	5.18	Sulphide
DDSK23_154	82.00	118.50	36.50	4.57	Sulphide
Incl	102.50	109.20	6.70	9.95	Sulphide

Note: Sulphide composites above 0.6 g/t gold cutoff, applying a maximum internal dilution of 5 m.   Higher grade including intervals are reported above a cutoff of 1.0 g/t gold, applying a maximum internal dilution of 3 m. Saprolite composites are reported above a 0.2 g/t gold cutoff, applying a maximum internal dilution of 3 m. Results are uncapped. True width not known at this time.

2023 Fekola Regional Exploration

At present, 11 drills are deployed in West Mali undertaking a mix of infill drilling on the sulphide mineralization at Mamba, exploration drilling along the Cobra and Taipan zones, and aircore and auger reconnaissance drilling of regional targets near Dandoko. At Mamba, local condemnation drill programs in support of mine planning are scheduled to be completed in May and June. In the second half of 2023, upwards of 40,000 m of drilling is planned in the Fekola Regional area targeting saprolite and sulphide resource expansion.

Fekola Regional Development Update

Based on the 2022 Anaconda Area Mineral Resource estimate and B2Gold's preliminary planning, the Company demonstrated that the Anaconda Area could provide selective higher grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of initial gold production per year from Fekola Regional sources (Fekola Regional Phase I). Initial saprolite production is expected to commence from the Bantako North permit starting in the third quarter of 2023 and is expected to contribute approximately 18,000 ounces of gold in 2023 with Fekola Regional production levels continuing to ramp-up through 2024.

In the first quarter of 2023, the Company invested $15 million in the development of Fekola Regional (Anaconda Area) saprolite mining including road construction, mine infrastructure, and mining equipment. For 2023, the Company has budgeted a total of $63 million for Fekola Regional development. The construction mobile equipment fleet is now in operation, and construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot, and offices) is on schedule to support saprolite production from the Bantako North permit area as early as the third quarter of 2023. Production from Bantako North is contingent upon receipt of all necessary permits, which are expected tobe received in the second quarter of 2023.

Preliminary results of a Fekola Complex optimization study, coupled with 2022 exploration drilling results, indicate that there is a significant opportunity to increase gold production and resource utilization with the addition of oxide processing capacity. The Company is progressing an engineering study of a Fekola Regional stand-alone mill and oxide processing facilities (expected to be located on the Anaconda Area). Construction of a stand-alone oxide mill would constitute Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing 4 Mtpa of saprolite and transitional (oxide) resources. The current Anaconda Area Mineral Resource estimate, released in March 2022 and based on the results of exploration drilling completed up to January 11, 2022, included Indicated Resources of 32.4 million tonnes at 1.08 g/t gold for 1.13 million ounces of gold, all of which was weathered oxide ore, and Inferred Resources that included 19.1 million tonnes of oxide ore at 0.81 g/t gold for 0.50 million ounces of gold, and 44.6 million tonnes of sulphide ore at 1.25 g/t gold for 1.79 million ounces of gold. Since that date through March 31, 2023, the Company has completed approximately 120,000 m of drilling at the Anaconda Area, which included infill drilling to upgrade a significant portion of the Inferred oxide resources to the Indicated category, as well as extending both oxide and sulphide resources in the area. An updated Anaconda Area Mineral Resource estimate is currently underway and scheduled to be completed by the end of the second quarter of 2023. Consequently, to allow for incorporation of this updated Mineral Resource estimate into the engineering study, results of the study are now expected in the fourth quarter of 2023. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide material sources including the Fekola Pit, Fekola Underground, Cardinal Pit, and the Bantako North, Menankoto, Bakolobi and Dandoko permits. The Company’s conceptual analysis indicates that the combined Fekola Mine and Fekola Regional processing facilities could have the potential to produce more than 800,000 ounces of gold per year from the Fekola Complex, subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.

QA/QC on Sample Collection and Assaying

The primary laboratories for Fekola are SGS Laboratories in Bamako, Mali and Bureau Veritas Laboratories in Abidjan, Cote d'Ivoire. Periodically, exploration samples will be analyzed at the Fekola Mine laboratory. At each laboratory, samples are prepared and analyzed using 50-gram fire assay with atomic absorption finish and/or gravimetric finish. Umpire assays are used to monitor lab performance monthly.

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation and aircore drilling sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold’s quality assurance and quality control protocols.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Canada, Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statement”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, and including, without limitation: total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023; the potential for Fekola Regional (Anaconda area) to provide saprolite material to feed the Fekola mill starting in the third quarter of 2023; the timing and results of a study for the Fekola Regional (Anaconda area) to review the project economics of a stand-alone oxide mill; the potential for the Fekola complex to produce 800,000 ounces of gold per year. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Figures accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/c4f1af49-1f08-41b2-ac0a-8b8cc090a3c8

https://www.globenewswire.com/NewsRoom/AttachmentNg/6851ed24-ebb9-452a-9a39-15f6c988d3b1

https://www.globenewswire.com/NewsRoom/AttachmentNg/ce09ea51-82d1-40ad-a1c3-6fccb8418cba

https://www.globenewswire.com/NewsRoom/AttachmentNg/7c48ece0-7a5c-4c44-a1d2-5cf84ef04971

https://www.globenewswire.com/NewsRoom/AttachmentNg/33ec53eb-01be-4bb7-98bb-6197eea3107c

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com